UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Compugen Ltd.

Amendment to Baize Funding Agreements

Original Pipeline Funding Agreement

On December 29, 2010, Compugen Ltd. (the “Company” or “Compugen”) entered into a Funding Agreement (the “Original Pipeline Funding Agreement”) with Baize Investments (Israel) Ltd. (“Baize”), pursuant to which Baize provided the Company with $5 million in support of the Company’s therapeutic product candidates in research and development (the “Pipeline Program”). In exchange, Baize had the right to receive 10% (which amount would be reduced under certain circumstances) of certain cash consideration received by the Company pursuant to any licenses covering the development and commercialization of products developed from five designated product candidates in the Pipeline Program (the “Pipeline Program Participation Rights), provided that, in all cases, any such Pipeline Program Participation Rights were to be reduced by certain pass-through amounts.  Baize also received a warrant to purchase up to 500,000 of the Company’s ordinary shares, exercisable at $6.00 per share through June 30, 2013 (the “Original Warrant”).  In addition, under the Original Pipeline Funding Agreement, Baize had the right, until June 30, 2013, to waive its right to receive Pipeline Program Participation Rights, in exchange for 833,334 of the Company’s ordinary shares.

On April 21, 2013, the Company and Baize entered into an agreement to amend the Original Pipeline Funding Agreement as set forth below under “Amendment to Funding Agreements.”

Original mAb Development Funding Baize Agreement, as amended

On December 20, 2011, the Company entered into a mAb Funding Agreement (the "Original mAb Funding Agreement") with Baize, pursuant to which Baize agreed to invest $8 million (the “Investment Amount”) in Compugen in connection with certain research funding in exchange for a “mAb Participation Interest” in certain mAb product candidates that achieve specific milestones or have been licensed out by December 31, 2014. The Investment Amount was to be paid in three installments: $2 million was paid on December 21, 2011, $3 million was to be paid on or before June 30, 2012 and $3 million was to be paid on or before September 30, 2012. According to the Original mAb Funding Agreement, in the event such payments were not made, the Company had the right to cancel in its entirety the mAb Participation Interest by issuing to Baize ordinary shares at a value of $6.00 per share, equivalent to the cash actually invested, to such point.

Under the Original mAb Funding Agreement, the mAb product candidates consisted of all mAb product candidates  to be developed against twelve specified Compugen-discovered targets (the "Targets") in the field of oncology.  Baize was entitled to receive the mAb Participation Interest for any such mAb product candidate that either achieved a successful animal disease model validation prior to December 31, 2014 and/or was licensed out to third parties for further development and commercialization prior to such time. In each such case, the mAb Participation Interest would consist of the right to receive from Compugen a percentage of certain future payments received by Compugen from third parties from any out-licensing arrangement for further development and/or commercialization. The percentage for each such qualifying mAb product candidate was to be calculated on the date of out-licensing in accordance with a sliding scale, which would take into account the total Investment Amount spent for the development of therapeutic mAbs against the specified Compugen targets to such date, relative to the total amount spent by both Baize and Compugen on such mAbs, provided that Baize was to be entitled to no less than ten percent of such future payments related to any qualifying mAb product candidates. Under the Original mAb Funding Agreement, Baize had the right, during the first quarter of 2014, to waive its rights to the mAb Participation Interest in exchange for 1,455,000 of the Company’s ordinary shares.

On July 24, 2012 the Company and Baize entered into an amendment to the Original mAb Funding Agreement, pursuant to which the number of Targets was reduced from twelve to eight, and the payment dates for the $6 million of the Investment Amount remaining to be paid as of such date were amended such that $1 million was paid with such amendment and $5 million was to be paid on or before December 31, 2012.

On December 27, 2012, the Company entered into a second amendment to the Original mAb Funding Agreement (the "Second Amendment"), pursuant to which the number of Targets was further reduced from eight to six and the payment due date for the remaining Investment Amount was changed to April 30, 2013. In addition, the remaining Investment Amount was changed to either $5 million or $7.5 million at Baize’s discretion, bringing the total Investment Amount to either $8 million or $10.5 million, as the case may be. In the event that the total Investment Amount was $10.5 million, the number of Targets was to revert back to eight.  Under the terms of the Second Amendment, the time period during which Baize had the right to exchange the mAb Participation Interest for the Company’s ordinary shares was amended to the first quarter of 2015, and in the event Baize exercised such right, the number of Compugen ordinary shares to be received by Baize was amended from 1,455,000 shares to such number of shares determined by dividing the Net Baize Investment (as defined below), without interest, by the average closing price of the ordinary shares for the twenty (20) trading days prior to the date of such election by Baize, provided however, that if such average closing price was less than $5.50 per share, the Company had the right, but not the obligation, to pay Baize such amount in cash in lieu of any Compugen shares. Under the Second Amendment, the“Net Baize Investment” meant the total Investment Amount, without interest, reduced by any mAb Participation Interest received by Baize prior to such exchange.

Pursuant to the Second Amendment, if the final Investment Amount payment of $5 million or $7.5 million was not made on or prior to April 30, 2013, the Company had the right to terminate the agreement, and Baize would not be entitled to either (i) any mAb Participation Interest, other than a cumulative maximum total of $1.5 million on or after May 1, 2013 or (ii) exchange the mAb Participation Interest for the Company’s ordinary shares.

On April 19, 2013, Baize paid Compugen $5 million as the final Investment Amount under the Original mAb Funding Agreement, as amended, and Baize and the Company entered into the 2013 Amendment, as defined and set forth below under Amendment to Funding Agreements.

Amendment to Funding Agreements

On April 21, 2013, upon receipt of the final $5 million Investment Amount under the Original mAb Funding Agreement, as amended, Baize and the Company entered into the Amendment to Funding Agreements (the “2013 Amendment”), pursuant to which the Original mAb Funding Agreement, as amended, has been terminated and the Original Pipeline Funding Agreement has been amended  (the “Amended Pipeline Funding Agreement”) as follows.

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Until June 30, 2015, Baize has the right to receive 10% of the cash consideration received by Compugen or its affiliates from third parties, less certain pass-through amounts,  with respect to the  Combined  Program Initial Candidates  (“Amended Initial Participation Rights”). The Combined Program Initial Candidates include (i) the five designated product candidates from the Original Pipeline Funding Agreement and (ii) all mAb product candidates to be developed against the eight specified Targets from the Original mAb Funding Agreement, as amended on July 24, 2012.

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Not later than June 30, 2015 or, if later, 30 days following the receipt by Baize from Compugen of the annual report for 2014 containing a status report with respect to the Combined Program Initial Candidates  Baize must select five product candidates from the Combined Program Initial Candidates, as “Selected Products".  Combined Program Initial Candidates not selected by Baize as one of the five Selected Products shall no longer be subject to the Amended Pipeline Funding Agreement.

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Beginning July 1, 2015 through December 31, 2030,  Baize has the right to receive 10% of the cash consideration received by Compugen or its affiliates from third parties, less certain pass-through amounts,  with respect to the five Selected Products (the “Amended Final Participation Rights”, together with the Amended Initial Participation Rights – the "Amended Participation Rights").

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Baize has the right at any time until June 30, 2015 to exchange the Amended Participation Rights for a number of the Company’s ordinary shares to be calculated as the quotient of (i) $13,000,000 less 50% of any cash consideration paid to Baize as Amended Participation Rights, divided by (ii) the average closing price of the Company’s ordinary shares during the twenty (20) trading days prior to the Actual Exchange Date (as defined below) (the “Exchange Price”); provided however that the Exchange Price shall not be lower than $3.00 per share, and shall not exceed $12.00 per share.  The Actual Exchange Date is to be selected by Baize and set forth in the notice of exercise

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The Original Warrant granted to Baize to purchase up to 500,000 of the Company’s ordinary shares under the Original Pipeline Funding Agreement has been terminated, and Compugen has issued Baize a new warrant (the “New Warrant”) to purchase up to 500,000 of the Company’s ordinary shares, exercisable at $7.50 per share through June 30, 2015.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-171655 and 333-185910.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: April 22, 2013	By:	/s/ Dikla Czaczkes Axselbrad
Dikla Czaczkes Axselbrad
Chief Financial Officer